August 19, 2025

Vincent C. Simonelli
CEO and CFO
Dream Homes & Development Corp.
314 South Main Street
Forked River, New Jersey 08731

       Re: Dream Homes & Development Corp.
           Form 10-K for the period ended December 31, 2024
           File No. 000-55445
Dear Vincent C. Simonelli:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the period ended December 31, 2024
General

1.     On August 12, 2025, the Commission entered into an order instituting settled
       administrative proceedings against Olayinka Oyebola & Co. and its sole audit partner
       Olayinka Temitope Oyebola (individually and together OO&Co.). Please refer to the
       order on the SEC   s website at
https://www.sec.gov/files/litigation/admin/2025/34-
       103689.pdf. Because OO&Co. has been suspended from appearing or practicing before the Commission, issuers that have engaged OO&Co. to audit or review financial information to be included in any Exchange Act filings to be made on or after the date of the Order will need to engage a new qualified, independent, PCAOB-
       registered public accountant.
Report of Independent Registered Public Accounting Firm, page F-2

2.     We note that your auditor   s report does not include the elements
required under
       PCAOB Auditing Standard 3101. Please amend your filing to include an auditor's report for the years ended December 31, 2024 and 2023 that fully complies with
       PCAOB standards.
 August 19, 2025
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction